Statement of Cash Flows

Fierce Foundry LLC

January 1-December 31, 2024

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-36,129.20
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-1,000.00
Sales tax to pay	0.00
Spark Cash Select (7949) - 2	1,454.52
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$454.52**
Net cash provided by operating activities	**-$35,674.68**
INVESTING ACTIVITIES	
FINANCING ACTIVITIES	
Capital Contributions	1,500.00
Debt- Wefunder	109,067.68
Opening balance equity	7,150.00
Net cash provided by financing activities	**$117,717.68**
NET CASH INCREASE FOR PERIOD	**$82,043.00**
Cash at beginning of period	**$0.00**
CASH AT END OF PERIOD	**$82,043.00**